Securities and Exchange Commission
                             Washington, D.C. 20549
                      ------------------------------------

                                   Form 11-K


  [x] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act
                                    of 1934
                  For the fiscal year ended December 30, 2000


                                       OR


  [ ] Transition Report Pursuant to Section 15 (d) of the Securities Exchange
                                  Act of 1934


                         Commission file number 1-6003



               Federal Signal Corporation 401(K) Retirement Plan (Full title of plans and address of plans if different from that of the issuer named below)



                           Federal Signal Corporation
                       1415 West 22nd Street, Suite 1100
                           Oak Brook, Illinois 60523
                        --------------------------------
             (Name of issuer of the securities held pursuant to the
            plans and the address of its principal executive office)

                              Required Information
                              --------------------

Item 4

     In lieu of the financial statements required by Items 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA for the years ended December 30, 2000 and December 30, 1999.







                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 29, 2001                         FEDERAL SIGNAL CORPORATION
                                             401(K) RETIREMENT PLAN



                                             By: /s/ Joseph J. Ross
                                                 ---------------------
                                                 Joseph J. Ross
                                                 Plan Administrative Committee


                                             By: /s/ Kim A. Wehrenberg
                                                 ---------------------
                                                 Kim A Wehrenberg
                                                 Plan Administrative Committee


                                             By: /s/ Paul J. Wittig
                                                 ---------------------
                                                 Paul J. Wittig
                                                 Plan Administrative Committee

                          FEDERAL SIGNAL CORPORATION
                            401(K) RETIREMENT PLAN

                             FINANCIAL STATEMENTS

                          DECEMBER 30, 2000 AND 1999

                               CONTENTS



                                                                 Page

Independent Auditor's Report                                        1

Statement of Net Assets Available for Benefits,
December 30, 2000 and 1999                                          2

Statement of Changes in Net Assets Available for Benefits,
Years Ended December 30, 2000 and 1999                              3

Notes to Financial Statements, December 30, 2000 and 1999           4

Supplemental Schedule:

   Schedule H, Line 4i - Schedule of Assets Held
   for Investment Purposes at Year End,
   December 30, 2000                                                9

                   INDEPENDENT AUDITOR'S REPORT



Plan Administrator
Federal Signal Corporation
401(k) Retirement Plan


We have audited the accompanying statement of net assets available for benefits of Federal Signal Corporation 401(k) Retirement Plan as of December 30, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at year end is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PHILIP ROOTBERG & COMPANY, LLP


Chicago, Illinois
June 12, 2001

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 30,                                               2000           1999


Assets

  Contributions receivable from:
   Federal Signal Corporation                       $  3,954,790   $  3,213,583
   Participants                                          927,018        964,986
  Dividends and interest receivable                      196,514        193,154
  Investments at fair value:
   Vanguard Wellington Fund                           13,494,681     12,887,350
   Vanguard Explorer Fund                              8,717,827      5,267,069
   Vanguard Index 500 Portfolio                       44,485,283     48,897,510
   Vanguard Primecap Fund                             42,733,422     36,342,904
   Vanguard Retirement Savings Trust                  38,847,321     39,995,663
   Federal Signal Corporation common stock            27,286,590     21,727,190
   Vanguard International Growth Fund                  1,131,907        600,161
   Vanguard Total Bond Market Index Fund                 591,767        614,946
  Participant Loan Fund                                5,137,343      4,959,863
                                                     -----------    -----------

Net Assets Available for Benefits                   $187,504,463   $175,664,379
                                                     ===========    ===========




See accompanying notes to financial statements

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 30,                                2000              1999



Additions

  Contributions from employer                       $  5,246,683   $  4,335,611
  Contributions from participants                     12,320,883     11,605,221
  Transfer of assets from plans mergers                    -            791,822
  Interest and dividends                              10,360,304      8,644,114
  Net realized and unrealized gains (losses)
   in fair value of investments:
    Mutual funds                                      (7,229,334)    15,521,044
    Common stock                                       5,087,016    (12,724,077)
                                                     -----------    -----------

                                                      25,785,552     28,173,735
                                                     -----------    -----------

Deductions

  Withdrawals by participants                        (13,927,181)   (10,831,325)
  Other                                                  (18,287)       (15,552)
                                                     -----------    ------------

                                                     (13,945,468)   (10,846,877)
                                                     -----------    -----------

Net Additions                                         11,840,084     17,326,858

Net Assets Available for Benefits -
  Beginning of Year                                  175,664,379    158,337,521
                                                     -----------    -----------

Net Assets Available for Benefits -
  End of Year                                       $187,504,463   $175,664,379
                                                     ===========    ===========



See accompanying notes to financial statements

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 30, 2000 and 1999

1 - Significant Accounting Policies

    Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

    Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

    Valuation of Investments - Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Federal Signal Corporation 401(k) Retirement Plan ("Plan"). Values for Federal Signal Corporation ("Company") common stock are based on the December 30, 2000 and 1999, closing prices.

    Accounting Method - Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized  and  unrealized  appreciation  is  recorded  in  the  accompanying financial statements as net appreciation in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

    Fees - Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings and will not reduce assets of the Plan. Purchase fees, if applicable, are paid by the participants investing in those funds which are subject to such fees.


2  -  Description of Plan

    The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

    General - The Plan is a defined contribution plan covering a majority of the Company's employees who have three months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On April 1, 1994, the plan sponsor adopted the Vanguard Prototype 401(k) Savings Plan. The Plan is sponsored by the Company.

    Contributions - Each year, participants at most divisions may contribute up to 15% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6% of compensation, limited to a maximum employer and employee contribution of 23% as defined in the Plan. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Company contributions are based on a percentage of employee contributions or as a discretionary amount based on eligible employee compensation and/or hours/months worked.

    Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings and is charged with an allocation of investment management fees and, for terminated employees, administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions depending on the division. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service, except for the participants from the Emergency One division, who are immediately vested in the Company's discretionary contribution.

    Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in a variety of investment choices at Vanguard Fiduciary Trust Company ("Vanguard") including the Company's common stock. Participants may change their investment by calling Vanguard.

    Participant Notes Receivable - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Principal and interest are paid rateably through payroll deductions.

    Payment of Benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in lump sum.

    Forfeited Accounts - At December 30, 2000 and 1999, forfeited nonvested accounts totaled $37,800 and $40,385, respectively. These accounts are used to reduce future employer contributions. Also, in 2000 and 1999, employer contributions were reduced by $40,385 and $36,737, respectively, from forfeited nonvested accounts.

3 - Non-participant Directed Investments

    In accordance with the adoption of Statement of Position 99-3, Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, the following information about net assets and the significant components of changes in net assets available for benefits relating to non-participant directed investments is being disclosed.

                                                             December 30,
                                                         2000           1999
      Net Assets:
        Contribution receivable from
         Federal Signal Corporation                 $ 1,852,912     $1,715,900
        Federal Signal Corporation
         Common stock                                 8,308,866      6,033,856
                                                     ----------      ---------

                                                    $10,161,778     $7,749,756
                                                     ==========      =========




                                                      Years Ended December 30,

                                                         2000           1999

      Changes in Net Assets:
        Contributions from employer                  $2,549,078    $ 2,357,174
        Interest and dividends                          381,867        357,436
        Net realized and unrealized gains (losses)    1,423,888     (6,462,393)
        Withdrawals by participants                    (836,536)    (1,095,656)
        Reclassified to participant
          directed investments                       (1,106,275)    (8,113,169)
                                                      ---------     ----------

           Net Additions (Deductions)                $2,412,022   $(12,956,608)
                                                      =========     ==========


4 - Related Party Transactions

    Substantially all assets of the Plan are held in trust by the Vanguard Group trustee for the Plan. Administrative and trustee fees in the amount of $95,528 and $93,248, respectively, were paid during the years ended December 30, 2000 and 1999, from the Company.

    The Plan has no reportable transactions with nonexempt parties-in-interest as defined by the Department of Labor for the years ended December 30, 2000 and 1999.

5 - Sale of Division

    In September 1999, the Company sold the assets of Haz-Stor, a division of Justrite Manufacturing Co., which is a division of the Company. In connection with the sale, the Company fully vested all terminated employees of Haz-Stor in the company match, effective December 31, 1999.


6 - Income Tax Status

    The Internal Revenue Service ("IRS") has ruled that the Vanguard Prototype 401(k) Savings Plan which was adopted by the plan sponsor qualifies under Sections 401(a) and 501(a) of the Internal Revenue Code ("IRC") by a letter dated September 7, 1994. The IRS has determined and informed the Company by a letter dated July 31, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC.


7 - Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                               SUPPLEMENTAL SCHEDULE


FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN                     Schedule 1
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES AT YEAR END

December 30, 2000



                                 EIN:  36-1063330

                                     PN:  003




                                         (c)                                                  (e)
           (b)                     Description of                             (d)           Current
(a)  Identity of Issue               Investment                               Cost           Value
---  -----------------             ---------------                         ----------      ----------

 *   Vanguard Wellington Fund      Registered Investment Company          $13,163,884     $13,494,681

 *   Vanguard Explorer Fund        Registered Investment Company            9,116,504       8,717,827

 *   Vanguard Index 500 Portfolio  Registered Investment Company           30,514,992      44,485,283

 *   Vanguard Primecap Fund        Registered Investment Company           33,007,733      42,733,422

 *   Vanguard Retirement
       Savings Trust               Common/Collective Trust                 38,847,321      38,847,321

 *   Federal Signal Corporation
       Common Stock                Common Stock                            26,957,883      27,286,590

 *   Vanguard International
       Growth Fund                 Registered Investment Company            1,249,599       1,131,907

 *   Vanguard Total Bond
       Market Index Fund           Registered Investment Company              585,928         591,767

 *   Participant Loan Fund         Interest at Rates From 7% to 10.5%             -         5,137,343



* A party-in-interest as defined by ERISA.